Transcript Video #1

Hey everyone, today I want to talk to you about something super exciting—hydrogen. You know, that little element on the periodic table that could play a huge role in helping us achieve net zero emissions. Sounds cool, right? So, why hydrogen? For starters, it's the most abundant element in the universe. And when you use it as a fuel, the only byproduct is—you guessed it—water. No harmful CO_2 emissions. Imagine powering cars, planes, class 8 trucks, and even industries with hydrogen. The impact could be massive. Let's talk about what Blue Green Energy produces - green hydrogen. This stuff is made by splitting water molecules into hydrogen and oxygen using renewable energy sources like wind and solar. It's a clean and sustainable process. No fossil fuels, no pollution. This is what makes green hydrogen a game changer. Hydrogen is a key piece of that puzzle. It's a beacon of hope for a sustainable future. Thanks for tuning in, and let's keep striving for a greener, cleaner world. And remember, Blue Green Energy, Inc is leading the way with the green hydrogen revolution. Investing in them is a smart move for a sustainable future.

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